Filed by Zimmer Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No. 333-111533)

Subject Company: Implex Corp. – Commission file number not applicable

On January 27, 2004, Ray Elliott, Chairman, President and CEO of Zimmer Holdings presented on the company’s business at the 16th Annual HealthCare Conference sponsored by Piper Jaffray. The following is a copy of the slide presentation for that conference:

Zimmer Holdings, Inc. Ray Elliott Chairman, President & CEO Zimmer Holdings, Inc.

Disclaimer Zimmer has filed a registration statement, including a proxy statement/prospectus and other relevant materials with the SEC, for the issuance of its shares in connection with the proposed acquisition of Implex. Shareholders of Implex are urged to read the relevant materials when they become available before making any voting decision with respect to the proposed merger, because they will contain important information about Zimmer, Implex and the proposed merger. When available, copies of the proxy statement/prospectus will be mailed to Implex shareholders and it or other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC's website at www.sec.gov, or by directing a request to Zimmer at P.O. Box 708, Warsaw, Indiana 46581-8037 or Implex at 80 Commerce Drive, Allendale, New Jersey 07041-1600. This presentation material contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management's beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," and "seeks" or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, our ability to successfully integrate Centerpulse AG, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this presentation material are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this presentation material.

Today's Presentation 1. Strategic Direction Innovation and Education Investment and Expansion 2. Centerpulse Integration

Arthritis - Latest Statistics From the CDC Arthritis is the leading chronic condition Arthritis is the U.S.'s leading disability 63% of patients are working age Arthritis affects 1 out of 6 individuals In 2003, 43 M Americans have arthritis In 2020, 60 M Americans will have arthritis arthritis arthritis arthritis arthritis arthritis arthritis arthritis

New Markets Spine, Sports Med, Pain Mgmt. and IGS New Products "New Patient" Strategies New Geographies Europe Zimmer Growth Goals 1998-2003

But the 2004-2006 Strategies Reflect Fine-Tuning New Geographies New Products New Markets Become Innovation & Education Investment & Expansion Innovation & Education Integration

And the Tactics Too Are More Targeted Innovation & Education Investment & Expansion Integration But always dedicated to sales and cashflow excellence. New Patient's Continuum of Care MIS Zimmer Institute Spine Orthobiologics Centerpulse Implex

Innovation & Education Investment & Expansion Integration New Patient's Continuum of Care MIS Zimmer Institute Spine Orthobiologics Centerpulse Implex Zimmer Innovation & Education Review

Hip Innovation and Education Focus on the New Patient's Continuum of Care Innovative, new technologies MIS Implants and Techniques Hip Resurfacing Trabecular Metal, EPOCH Alternate Bearing Computer Assisted Surgery DTC with the surgeon TV, Radio and Magazines pacewithlife.com Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Cup & Head Head Head Hip Resurfacing

Knee Innovation and Education Focus on the New Patient's Continuum of Care Innovative, new technologies MIS Implants and Techniques Focus on Interpositional, CR, Revision, and MB Trabecular Metal New Polyethylene Computer Assisted Surgery Cartilage and Meniscus DTC with the surgeon TV, Radio and Magazines pacewithlife.com Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums Public Forums

MIS Innovation and Education Outcomes Less blood loss Less rehab Less hospital time Less scar Min. blood donation or loss 50% - 60% less rehab Min. tissue disruption and scar Home the same day "Painless" Image-Guided Less cost Yesterday Today

2-Incision Hip for 2004 2-Incision Hip for 2004 Image-guided software Procedure tracking DTC with patients EVA beta-site analysis Outcomes publishing Patents issuance

Potentially Five More MIS 2-Incision Patents MIS(tm) 2-Incision Hip MIS(tm) 2-Incision Hip MIS(tm) 2-Incision Hip TITLE NUMBER OF CLAIMS STATUS Lit Anterior Retractor 28 Pending Ligametum Teres Femoris Cutter 42 Pending Method and Apparatus for Performing Total Hip Arthroplasty (broad technique) 17 Issued Method and Apparatus for Performing Total Hip Arthroplasty (3 others) 52 Pending TOTAL CLAIMS 139

The Sad Story of Hip Fixation 4% of patients die during initial hospitalization 25% of patients die within one year of surgery 40% of patients require long- term care 50% of patients never walk unassisted 90% of hip fractures are associated with osteoporosis Source: AAOS, "Hip fracture epidemic requires health system reform" 0 20 40 60 80 100 500,000 fractures per year

Zimmer's Transformational MIS Hip Fixation First patient surgery trial - March 2004, Australia

Potentially Five More "T2" MIS Hip Fracture Patents Hip Fracture Transformation Technologies Hip Fracture Transformation Technologies Hip Fracture Transformation Technologies TITLE NUMBER OF CLAIMS STATUS Contoured Polymer Filled Implant 13 Issued Polymer Filled Hip Fracture Fixation Device 9 Issued Method and Apparatus for Reducing Femoral Fractures 163 Pending Artificial Spinal Disc 43 Pending Expandable Reamer 33 Pending TOTAL CLAIMS 261

Zimmer MIS "Quad-Sparing(tm)" Total Knee Zimmer MIS "Quad-Sparing(tm)" Total Knee Mini Medial Parapatellar 9-14 cm 2- 4 cm Quad Snip Standard Knee 20-30 cm Quad incision Mini Sub- Vastus 9-12 cm No Quad Snip Zimmer MIS Quad Sparing(tm) 7-10 cm No Quad Snip Release at AAOS, March 2004

Potentially Seven MIS Knee Patents

MIS Knee		
TITLE	NUMBER OF CLAIMS	STATUS
Minimally Invasive Total Knee Arthroplasty Method & Instrumentation	47	Pending
Knee Arthroplasty Prosthesis & Method	62	Pending
Patella Resection Guide	36	Pending
Femoral Saw Guide & Method	47	Pending
Minimally Invasive Total Knee Arthroplasty (2)	184	Pending
Femoral Impactor / Extractor	19	Pending
TOTAL CLAIMS	395

Zimmer MIS Requires World Class Education 2003 Total Surgeons Trained in Zimmer MIS Institutes MIS 2-Incision MIS "Mini" Hip MIS "Mini" Knee All Other TOTAL 493 1162 1030 687 3372

Trabecular Metal(tm) Innovation From Implex "Best Thing Next to Bone" 7 new development projects Recon, Spine and Sports Med Acquiring 100% of Implex stock Anticipated close Qtr. 1, 2004 (r)

Innovation & Education Investment & Expansion Integration New Patient's Continuum of Care MIS Zimmer Institute Spine Orthobiologics Centerpulse Implex Zimmer Investment and Expansion Review

Integrate Trabecular Metal spine Leverage MIS programs Optimize salesforce leverage Merge disc / nucleus discovery Invest in targeted biologics Expand Non-Fusion Zimmer Spine Will be a Primary Investment North America Europe Japan Growth Strategies GeoMix

Zimmer Dental Will Provide Diversification Attractive Market Growth Rate 12-15% Low implant penetration rates Potential positive reimbursement Drive demand with DTC Utilize Zimmer R&D critical mass Transfer "Recon" technologies

And Zimmer Orthobiologics for the Future Orthobiologics is a fast growing, fragmented market Market Size $500+ MM - projected CAGR 30% Orthobiologics strategy needs to be time phased Short-term: Bone products are prerequisite for Spine Mid-term: Soft tissue products Long-term: Regeneration of cartilage We have created Zimmer Orthobiologics 16 full time Orthobiologics staff 5 new projects ISTO cartilage management

Zimmer Orthobiologics Product Strategies Cartilage Regeneration Complement to Isto Program Bone Graft Distribution of Allograft (Tutogen) Distribution License for Structural Acquire Human Growth Factor Tech Soft Tissue Attach and Replace Leverage ReGen/CMI opportunity Launch TSL rotator cuff patch Trabecular Metal SportsMed

The "New" Zimmer 2004-2006 R&D Focus New Zimmer Orthobiologics group Trabecular Metal applications "MIS friendly", conservative implants Reconstructive joint kinetics applications Transformational hip fracture and spine Creation of "Lifestyle Designs" Image Guidance integration Unique Alternate bearings

Innovation & Education Investment & Expansion Integration New Patient's Continuum of Care MIS Zimmer Institute Spine Orthobiologics Centerpulse Implex Centerpulse Integration Review

Perfect Fit = + Our Deal Remains . . .

Premier, Innovative, Global Orthopaedics Company Leading Technology MIS Alternate Materials CAS Biologics Disc / Nucleus Leading Scale 100,000+ SKUs 2,000+ sales people 1,000,000+ ft2 mfg 1,000+ patents 100,000+ outcomes Leading Positions #1 Reconstructive #1 Hips #1 Knees #1 Europe #1 US & Japan And for the Right Reasons . . .

And With the Right Outcome . . . JNJ Stryker Zimmer Biomet Centerpulse Smith & Nephew Wright Exactech Other Market Share 23.2 21.4 30 11.4 0.103 7.7 2.6 0.8 3.8 The $6.4 Billion Reconstructive market growing at 13%

Where Are We in the Process?

Today

Phase 0 2 weeks	Phase I 6 weeks	Phase II 8 weeks	Phase III 8+ weeks
Preparation	**Planning and fact base development**	**Option development and selection**	**Transition and implementation**
• Guiding principles ✓ • Team appointment ✓ • Team charters and customized kickoff document ✓ • Master integration project document (schedule, output by meeting, etc) ✓ • Customized templates ✓ • Day One stabilization checklist ✓	• Chartered, trained teams ✓ • Starting baselines ✓ - Financial - Operational - Cultural • Detailed functional team workplans ✓ • Identified key issues, priorities and interdependencies ✓ • Benchmarked top-down synergies ✓ • Day One functional stabilization checklist ✓	• Functional integration options, analysis and recommendation ✓ • Confirmed, enhanced synergy targets and financial impact roll-up ✓ • Best practice/ operating improvement identification and recommendation ✓ • Implementation priorities, key steps, sequence, timing, risks ✓	• Reconfirmed decisions, resolved open issues • Detailed implementation plan by initiative and action item; sequence, timing, milestones, accountability • Implementation change management plan, processes and communications • “Quick win” capture • Performance evaluated and tracked vs. targets

Centerpulse Salesforce Integration Update US Sales Force Distributor negotiations & re-alignments complete Inventory & asset verifications in progress Combined sales force effective January 1st, 2004 Single billing system to go live April 1st, 2004 1,000 attendees to first National Sales Meeting Product cross training program underway

Centerpulse Distributor Status Successful completion* Completion is unlikely IMPLANT SOLUTIONS INTERWEST ORTHOPEDICS PROJOINT MEDICAL ORTHO SOURCE H & H GREAT LAKES INNOVATIVE CSA Z-CAROLINA JET STREAM ADVANCED ORTHOPEDICS INLAND ZIMMER ROCKY MTN. CAROLINA SURGICAL WILKINS MEDICAL PRECISION JOINT VENTURE INT ASSOC W. WOLF & ASSOCIATES CENTERPULSE NEW ENGLAND DONOHOE & ASSOCIATES PATRIOT MEDICAL PETRA SOUTHTECH ORTHOPEDICS INTERMED MARLI MEDICAL INT VREEDE ORTHO SYS ZONA ORTHOPEDICS XCEL PERFORMANCE MEDICAL RIVER CITY PRIMARY SURGICAL SOUTHERN SURGICAL CONSULTANTS ELIZUR IMPLANT SOLUTIONS ORTHOPEDIC SPECIALTIES MD II, LLC $202MM $ 7MM $209MM Sales * Most include execution of final contract documents

Targeted Synergies - $'s and Timing 2004 2005 2006 2007 2008 Sales Dis-Synergies $ (50) $ (25) - - - Op Profit from Sales Dis-Synergies (20) (10) - - - Expense synergies: COGS 2 8 30 30 30 R&D 6 15 15 15 15 Selling 2 5 5 5 5 Marketing and Distribution 3 15 15 15 15 G & A 8 23 25 25 25 Total Expense Synergies 21 66 90 90 90 Net Pretax Synergies 1 56 90 90 90 ($ in millions)

Growth From Integration: Next Steps Realization of Recon cross-selling opportunities Integrate Implex business Spine strategy and "bolt-ons" program Orthobiologics and SportsMed focus Zimmer-Centerpulse MIS strategy alignment Global pricing strategy Innovative Trauma products expansion

Zimmer (+162.46%) S&P HC Equipment & Supplies (+36.18%) S&P 500 (4.40%) Peer Index (+51.51%) (BMET, SNN & SYK) The Scoreboard

Thank You Thank You